Filed pursuant to Rule 253(g)(2)

File No. 024-11201

OFFERING CIRCULAR SUPPLEMENT NO. 4 DATED FEBRUARY 18, 2021

(To the offering circular dated May 13, 2020 and qualified on MaY 22, 2020)

Hemp Naturals, INC.

(Exact name of registrant as specified in its charter)

Date: February 18, 2021

Delaware	3990	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

Telephone: 347-301-8431

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.hempofnaturals.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Hemp Naturals, Inc. (the "Company," "we," "us," or "our") dated May 13, 2020 and qualified by the Commission on May 22, 2020 ("Offering Circular") and subsequently supplemented on June 26, 2020, July 8, 2020 and July 17, 2020.

The purpose of this Supplement is to disclose that we have decided to change the fixed offering price from $0.03 per share to to $0.006. We have sold a total of 10,000,000 common shares with a par value of $.0001 at $0.03 per share.

On July 8, 2020, We entered into a subscription agreement with GPL Ventures, LLC and sold 5,000,000 common shares with a par value of $.0001 at a purchase price of $.03 per share.

On July 15, 2020, We entered into a subscription agreement with Tri-Bridge Ventures, LLC and sold 5,000,000 common shares with a par value of $.0001 at a purchase price of $.03 per share.

As of the date herein, there are 776,626,229 common shares issued and outstanding.

OFFERING CIRCULAR SUPPLEMENT DATED FEBRUARY 18, 2021

UP TO A MAXIMUM OF 1,000,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.006	None	Up to Maximum of $2,000,000